UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	February 2010

CLIFTON STAR RESOURCES INC.
(Exact name of registrant as specified in its charter)

470 Granville Street, #836, Vancouver, British Columbia, Canada V6C 1V5
(Address of principal executive offices)
1. Press Release: February 26, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.    Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.                     Yes ___     No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Clifton Star Resources Inc. -- SEC File No. 000-53117 (Registrant)

Date: March 3, 2010	/s/ Harry Miller
Harry Miller, President/CEO/Director